Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabed - 500 032, India Tel : + 91 40 6141 6000

Independent Auditor’s Report on the Quarterly and Year to Date Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr. Reddy’s Laboratories Limited

Report on the audit of the Consolidated Financial Results

Opinion

We have audited the accompanying statement of quarterly and year to date consolidated financial results of Dr. Reddy’s Laboratories Limited (“Holding Company”), its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”) and its joint ventures for the quarter and year ended March 31, 2022 (“Statement”), attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the following entities;

Subsidiaries
1	Aurigene Discovery Technologies Limited
2	Cheminor Investments Limited
3	Dr. Reddy’s Bio-Sciences Limited
4	Dr. Reddy’s Formulations Limited
5	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
6	Dr. Reddy's Laboratories SA
7	Idea2Enterprises (India) Private Limited
8	Imperial Credit Private Limited
9	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
10	Svaas Wellness Limited (Formerly known as Regkinetics Services Limited)
11	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
12	Aurigene Discovery Technologies Inc.(liquidated on 23 March 2022)
13	Aurigene Pharmaceutical Services Limited
14	beta Institut gemeinnützige GmbH
15	betapharm Arzneimittel GmbH
16	Chirotech Technology Limited
17	DRL Impex Limited
18	Dr. Reddy’s Laboratories (Australia) Pty. Limited
19	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
20	Dr. Reddy’s Laboratories B.V.
21	Dr. Reddy’s Laboratories Canada, Inc.
22	Dr. Reddy's Laboratories Chile SPA.
23	Dr. Reddy’s Laboratories (EU) Limited
24	Dr. Reddy’s Laboratories Inc.
25	Dr. Reddy's Laboratories Japan KK
26	Dr. Reddy’s Laboratories Kazakhstan LLP

S.R. Batliboi& Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office 22, Camac Street, Black ‘B’, 3rd floor, Kolkata 700 016

S.R. Batliboi & Associates LLP

Chartered Accountants

27	Dr. Reddy’s Laboratories LLC, Ukraine
28	Dr. Reddy's Laboratories Louisiana LLC
29	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
30	Dr. Reddy’s Laboratories New York, LLC
31	Dr. Reddy's Laboratories Philippines Inc.
32	Dr. Reddy’s Laboratories (Proprietary) Limited
33	Dr. Reddy's Laboratories Romania S.R.L.
34	Dr. Reddy's Laboratories SAS
35	Dr. Reddy's Laboratories Taiwan Limited
36	Dr. Reddy's Laboratories (Thailand) Limited
37	Dr. Reddy’s Laboratories (UK) Limited
38	Dr. Reddy’s New Zealand Limited
39	Dr. Reddy’s (WUXI) Pharmaceutical Co. Ltd (liquidated on 13 December 2021)
40	Dr. Reddy's Research and Development B.V.
41	Dr. Reddy’s Srl
42	Dr. Reddy's Venezuela, C.A.
43	Lacock Holdings Limited
44	Dr. Reddy's Laboratories LLC, Russia
45	DRS LLC
46	Promius Pharma LLC
47	Reddy Holding GmbH
48	Reddy Netherlands B.V.
49	Reddy Pharma Iberia SAU
50	Reddy Pharma Italia S.R.L
51	Reddy Pharma SAS
52	Nimbus Health GmbH (from 24 February 2022)

Joint ventures
1	DRES Energy Private Limited
2	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Research Foundation

ii.	are presented in accordance with the requirements of the Listing Regulations in this regard; and
iii.	gives a true and fair view in conformity with the applicable accounting standards, and other accounting principles generally accepted in India, of the consolidated net profit and other comprehensive loss and other financial information of the Group for the quarter and year ended March 31, 2022.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs), as specified under Section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Results” section of our report. We are independent of the Group and its joint ventures in accordance with the ‘Code of Ethics’ issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and other auditors in terms of their reports referred to in “Other Matter” paragraph below, is sufficient and appropriate to provide a basis for our opinion.

S.R. Batliboi & Associates LLP

Chartered Accountants

Management’s Responsibilities for the Consolidated Financial Results

The Statement has been prepared on the basis of the consolidated annual financial statements. The Holding Company’s Board of Directors are responsible for the preparation and presentation of the Statement that give a true and fair view of the net profit and other comprehensive income and other financial information of the Group including its joint ventures in accordance with the applicable accounting standards prescribed under section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the companies included in the Group and its joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and its joint ventures and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Statement by the Directors of the Holding Company, as aforesaid.

In preparing the Statement, the respective Board of Directors of the companies included in the Group and its joint ventures are responsible for assessing the ability of the Group and its joint ventures to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and its joint ventures are also responsible for overseeing the financial reporting process of the Group and its joint ventures.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

S.R. Batliboi & Associates LLP

Chartered Accountants

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its joint ventures to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the entities within the Group of which we are the independent auditors and whose financial information we have audited, to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of the financial information of such entities included in the Statement of which we are the independent auditors. For the other entities included in the Statement, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities Exchange Board of India under Regulation 33 (8) of the Listing Regulations, to the extent applicable.

Other Matter

The accompanying Statement includes the audited financial results and other financial information, in respect of two subsidiaries, whose financial statements include total assets of Rs 27,526 million as at March 31, 2022, total revenues of Rs 8,589 million and Rs 29,238 million, total net profit after tax of Rs. 931 million and Rs. 2,532 million, total comprehensive income of Rs. 931 million and Rs. 2,532 million, for the quarter and the year ended on that date respectively, and net cash inflows of Rs. 416 million for the year ended March 31, 2022, as considered in the Statement which have been audited by their respective independent auditors.

The independent auditor’s report on the financial statements and other financial information of these entities have been furnished to us by the Management and our opinion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the reports of such auditors.

S.R. Batliboi & Associates LLP

Chartered Accountants

These subsidiaries are located outside India whose financial statements and other financial information have been prepared in accordance with the accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted the financial statements of such subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Holding Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Holding Company and audited by us.

The Statement includes the results for the quarter ended March 31, 2022 being the balancing figures between the audited figures in respect of the full financial year ended March 31, 2022 and the published unaudited year-to-date figures up to the end of the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan Partner Membership No.: 213271 UDIN: 2221327AJFKTU8076

Place: Hyderabad

Date: May 19, 2022

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2022

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Net sales/income from operations	50,684	51,031	46,083	205,144	184,202
	b) License fees and service income	3,684	2,166	1,201	9,247	5,520
	c) Other operating income	381	186	398	1,061	753

	Total revenue from operations	54,749	53,383	47,682	215,452	190,475

2	Other income	1,219	558	826	4,844	2,914

3	Total income (1 + 2)	55,968	53,941	48,508	220,296	193,389

4	Expenses
	a) Cost of materials consumed	13,030	10,723	10,261	43,124	42,958
	b) Purchase of stock-in-trade	7,087	7,701	6,768	34,837	25,736
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,139)	(277)	(1,614)	(3,539)	(7,905)
	d) Employee benefits expense	9,726	9,563	8,930	38,858	36,299
	e) Depreciation and amortisation expense	2,930	2,942	3,088	11,652	12,288
	f) Impairment of non-current assets	7,419	47	15	9,304	6,768
	g) Finance costs	315	216	297	958	970
	h) Selling and other expenses	14,116	13,469	12,790	55,191	47,920
		-	-	-
	Total expenses	53,484	44,384	40,535	190,385	165,034

5	Profit before tax and before share of equity accounted investees(3 - 4)	2,484	9,557	7,973	29,911	28,355

6	Share of profit of equity accounted investees, net of tax	105	185	179	703	480

7	Profit before tax (5+6)	2,589	9,742	8,152	30,614	28,835

8	Tax expense/(benefit):
	a) Current tax	6,064	1,914	1,380	11,013	8,172
	b) Deferred tax	(4,445)	735	1,199	(2,224)	1,147

9	Net profit after taxes and share of profit of associates (7 - 8)	970	7,093	5,573	21,825	19,516

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(981)	(1,243)	1,042	(3,568)	4,026
	(ii) Income tax relating to items that will not be reclassified to profit or loss	12	-	(220)	305	(220)
	b) (i) Items that will be reclassified subsequently to profit or loss	796	62	(6)	653	1,913
	(ii) Income tax relating to items that will be reclassified to profit or loss	(327)	(57)	(24)	(288)	(319)
	Total other comprehensive income	(500)	(1,238)	792	(2,898)	5,400

11	Total comprehensive income (9 + 10)	470	5,855	6,365	18,927	24,916

12	Paid-up equity share capital (face value Rs. 5/- each)	832	832	832	832	832

13	Other equity				191,292	175,585

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	5.84	42.75	33.61	131.57	117.67
	Diluted	5.83	42.65	33.51	131.21	117.34
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY’S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	9,316	9,016	9,923	37,499	39,284
	b) Global Generics	46,359	44,565	39,007	179,647	154,759
	c) Proprietary Products	267	129	243	1,687	523
	d) Others	506	1,289	390	2,874	2,814
	Total	56,448	54,999	49,563	221,707	197,380

	Less: Inter-segment revenue	1,699	1,616	1,881	6,255	6,905
	Total revenue from operations	54,749	53,383	47,682	215,452	190,475

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,390	1,641	2,517	6,834	9,444
	b) Global Generics	26,830	25,732	22,446	103,270	91,111
	c) Proprietary Products	183	129	238	1,589	482
	d) Others	343	1,114	178	2,160	2,058
	Total	28,746	28,616	25,379	113,853	103,095

	Less: Selling and other un-allocable expenditure/(income), net	26,157	18,874	17,227	83,239	74,260
	Total profit before tax	2,589	9,742	8,152	30,614	28,835

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	License fee and service income for the quarter and year ended 31 March 2022 includes:
a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company's anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;
b) Rs. 390 million towards the sale of two of the Company's Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited.
The aforesaid transactions pertain to Company’s Global Generics Segment.

3	During the quarter and year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Proprietary Products segments. The changes include, decrease in the market potential of products, and increased competition leading to lower volumes and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 9,304 million on various non-current assets. The said impairment loss includes:
a) Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) intangible assets under development;
b) Rs. 2,955 million pertaining to Shreveport Cash Generating Unit (“CGU”) comprising of Property, plant and equipment and Goodwill;
c) Rs. 174 million relating to other intangible assets.

4	On 3 February 2022, the Company entered into an agreement with Nimbus Health GmbH to acquire 100% of its share capital along with the existing employees for an upfront payment of Rs. 421 million (EUR 5 million) plus performance and milestone-based earn-outs over the next four years. As at 31 March 2022 the Company, on a provisional basis, recognised Rs. 161 million and Rs. 260 million towards the fair value of assets acquired and goodwill, respectively. The acquisition pertains to the Company`s Global Generic segment.

5	Included in "Selling and other expenses" for the quarter ended 31 March 2022, an amount of Rs. 983 million representing the probable outflow with respect to an ongoing Civil Investigative Demand (“CID”) matter with the State of Texas.

6	During the quarter and year ended 31 March 2022, pursuant to a change in the U.S. Income tax regulations relating to the timing of recognition of certain sales based accruals, the Company recognised current tax liability of Rs. 4,602 million with a corresponding increase in the deferred tax asset.

7	On 5 April 2022 the Company received approval from the Honorable National Company Law Tribunal, Hyderabad Bench (“NCLT”) for the merger of Dr. Reddy's Holding Limited into Dr. Reddy's Laboratories Limited. Subsequently, the Company has filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 (‘Effective Date’).

8	In September 2021, the Company completed the sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc. An amount of Rs. 1,084 million is included under the head “License fee and service income” and this pertains to the Company’s Proprietary Products segment.

9	Included in "Other income" for the quarter ended 30 September 2021, is Rs.1,064 million representing the profit on sale of intangible asset, E7777 (anti-cancer agent) to Citius Pharmaceuticals, Inc. This transaction pertains to the Company’s Proprietary Products segment.

10	On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,401 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. As the Company was carrying only Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation, an additional expense of Rs. 1,930 million (U.S.$ 26.25 million) [Rs. 1,838 million (U.S.$ 25 million) as "Impairment of non-current assets" and Rs. 92 million (U.S.$ 1.25 million) as "selling and other expenses"] was recognised during the quarter ended 30 June 2021. The said expense forms part of the Company’s Proprietary Products segment.

DR. REDDY’S LABORATORIES LIMITED

11	During the year ended 31 March 2021, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Proprietary Products segments. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of:
- Rs. 3,180 million relating to ethinyl estradiol / ethenogestral vaginal ring (a generic equivalent to NuvaRing®);
- Rs. 1,587 million relating to saxagliptin and metformin (generic version of Kombiglyze-XR) and phentermine and topiramate (generic version of Qsymia®);
- Rs. 1,471 million relating to Xeglyze®;
- Rs. 484 million relating to other intangible assets.
Further, an amount of Rs. 46 million has been recognised as impairment of property, plant and equipment.

12	Consolidated Balance Sheet

All amounts in Indian Rupees millions
	As at	As at
	31.03.2022	31.03.2021
Particulars	(Audited)	(Audited)

ASSETS
Non-current assets
Property, plant and equipment	48,869	47,322
Capital work-in-progress	12,796	9,539
Goodwill	5,473	5,599
Other intangible assets	26,873	29,136
Intangible assets under development	138	6,112
Investment in equity accounted investees	4,318	3,375
Financial assets
Investments	1,668	4,958
Trade receivables	54	118
Other financial assets	2,773	768
Deferred tax assets, net	12,770	10,686
Tax assets, net	3,285	2,745
Other non-current assets	629	307
Total non-current assets	119,646	120,665

Current assets
Inventories	50,884	45,412
Financial assets
Investments	20,173	13,785
Trade receivables	66,764	49,641
Derivative financial instruments	1,906	1,218
Cash and cash equivalents	14,852	14,829
Other bank balances	9,340	5,959
Other financial assets	1,574	1,858
Other current assets	12,330	12,650
Total current assets before assets held for sale	177,823	145,352
Assets held for sale	-	151
Total current assets	177,823	145,503

TOTAL ASSETS	297,469	266,168

EQUITY AND LIABILITIES
Equity
Equity share capital	832	832
Other equity	191,292	175,585
Total equity	192,124	176,417

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	3,800	3,800
Lease liabilities	1,946	2,499
Provisions	258	508
Deferred tax liabilities, net	14	289
Other non-current liabilities	1,669	1,617
Total non-current liabilities	7,687	8,713

Current liabilities
Financial liabilities
Borrowings	27,082	23,145
Lease liabilities	1,017	864
Trade payables
Total outstanding dues of micro enterprises and small enterprises	125	158
Total outstanding dues of creditors other than micro enterprises and small enterprises	22,537	17,951
Derivative financial instruments	479	326
Other financial liabilities	24,832	23,417
Liabilities for current tax, net	5,442	1,388
Provisions	5,866	5,015
Other current liabilities	10,278	8,774
Total current liabilities	97,658	81,038

TOTAL EQUITY AND LIABILITIES	297,469	266,168

DR. REDDY’S LABORATORIES LIMITED

13	Consolidated statement of cashflows

All amounts in Indian Rupees millions
	Year ended	Year ended
	31.03.2022	31.03.2021
Particulars	(Audited)	(Audited)
Cash flows from/(used in) operating activities :
Profit before tax	30,614	28,835
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(277)	(557)
Depreciation and amortisation expense	11,652	12,288
Impairment of non-current assets	9,304	6,768
Allowance for credit losses (on trade receivables and other advances)	70	230
(Profit)/Loss on sale/disposal of property, plant and equipment and other intangible assets, net	(1,119)	42
Share of profit of equity accounted investees	(703)	(480)
Foreign exchange (gain)/loss, net	(758)	1,853
Interest income	(965)	(826)
Finance costs	958	970
Equity settled share-based payment expense	592	584
Dividend income	-	- *
Changes in operating assets and liabilities:
Trade and other receivables	(17,012)	2,081
Inventories	(5,328)	(9,881)
Trade and other payables	4,412	2,861
Other assets and other liabilities, net	4,105	(3,349)
Cash generated from operations	35,545	41,419
Income tax paid, net	(7,437)	(5,716)
Net cash from operating activities	28,108	35,703

Cash flows from/(used in) investing activities :
Expenditures on property, plant and equipment	(14,660)	(9,741)
Proceeds from sale of property, plant and equipment	370	85
Expenditures on other intangible assets	(4,389)	(2,820)
Proceeds from sale of other intangible assets	2,946	-
Payment for acquisition of business, net of cash acquired(1)	(326)	(15,514)
Purchase of other investments	(88,972)	(75,418)
Proceeds from sale of other investments	77,771	79,528
Interest received	873	1,220
Net cash used in investing activities	(26,387)	(22,660)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	334	269
Purchase of treasury shares	-	(1,193)
Proceeds from short-term borrowings, net	3,520	6,791
Proceeds from long term borrowings	-	3,800
Repayment of long-term loans and borrowings	-	(3,743)
Payment of principal portion of lease liabilities	(785)	(754)
Dividend paid	(4,146)	(4,147)
Interest paid	(1,345)	(1,321)
Net cash used in financing activities	(2,422)	(298)

Net (decrease)/increase in cash and cash equivalents	(701)	12,745
Effect of exchange rate changes on cash and cash equivalents	733	113
Cash and cash equivalents at the beginning of the period(2)	14,820	1,962
Cash and cash equivalents at the end of the period(3)	14,852	14,820

*Rounded off to million.

**FVTPL (fair value through profit or loss)

(1)Cash and cash equivalents acquired under business combination Rs.11 million and Rs. Nil for the periods ended 31 March 2022 and 31 March 2021, respectively.

(2)Adjusted for bank-overdraft of Rs. 9 million and Rs. 91 million for the periods ended 31 March 2022 and 31 March 2021, respectively.

(3)Adjusted for bank-overdraft of Rs. Nil and Rs. 9 million for the periods ended 31 March 2022 and 31 March 2021, respectively.

14	Tax expense for the year ended 31 March 2021 includes the following:
- Rs. 1,012 million of benefit, in the quarter ended 30 September 2020, on account of recognition of deferred tax asset consequent to a planned restructuring activity between the Group companies; and
- Rs. 627 million of expense, in the quarter ended 31 March 2021, on account of de recognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

15	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company shared the report with respect to one country with the SEC/DOJ during the quarter ended 30 September 2021, and certain other countries in the quarter ended 31 March 2022, and subsequent to the year end. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

DR. REDDY’S LABORATORIES LIMITED

16	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

17	The Company considered the uncertainties relating to the COVID-19 pandemic and the geopolitical situation in Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.
The Company will continue to closely monitor any material changes to future economic conditions.

18	The audited results were reviewed by the Audit Committee of the Board at their meeting held on 18 May 2022 and approved by the Board of Directors of the Company at their meeting held on 19 May 2022.

19	The Board of Directors, at their meeting held on 19 May 2022, have recommended a final dividend of Rs.30 per share subject to approval of shareholders.

20	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

21	The results for the quarter and year ended 31 March 2022 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 19 May 2022	Co-Chairman & Managing Director